UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1*)

Axovant Sciences Ltd.

(Name of Issuer)

Common Shares, $0.0001 par value per share

(Title of Class of Securities)

G0750W104
(CUSIP Number)

Dexxon Holdings Ltd.

1 Dexcel Street

Or Akiva, 3060000, Israel

+972-4-6364040

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 5, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G0750W104	Page 2 of 9 Pages

1.	Name of reporting person Dexxon Holdings Ltd.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds OO – other
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or place of organization Israel

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 0
	9.	Sole dispositive power 0
	10.	Shared dispositive power 89,285,714 Common Shares (see Item 5)

11.	Aggregate amount beneficially owned by each reporting person 89,285,714 Common Shares (see Item 5)
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 73.1% (see Item 5)*
14.	Type of reporting person CO

* The calculation assumes that there are a total of 122,073,788 Common Shares outstanding, equal to (i) 107,788,074 Common Shares outstanding as of February 8, 2018, as reported by Axovant Sciences Ltd. (the “Issuer”) in its quarterly report on Form 10-Q for the quarterly period ended December 31, 2017 filed with the SEC on February 9, 2018 and (ii) 14,285,714 Common Shares to be issued to Roivant Sciences Ltd. (“Roivant”) after the written stockholder consent takes effect as described in Item 4, subject to no material contingencies outside of Roivant's control.

CUSIP No. G0750W104	Page 3 of 9 Pages

1.	Name of reporting person Dexcel Pharma Technologies Ltd.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds OO – other
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or place of organization Israel

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 0
	9.	Sole dispositive power 0
	10.	Shared dispositive power 89,285,714 Common Shares (see Item 5)

11.	Aggregate amount beneficially owned by each reporting person 89,285,714 Common Shares (see Item 5)
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 73.1% (see Item 5)*
14.	Type of reporting person CO

* The calculation assumes that there are a total of 122,073,788 Common Shares outstanding, equal to (i) 107,788,074 Common Shares outstanding as of February 8, 2018, as reported by the Issuer in its quarterly report on Form 10-Q for the quarterly period ended December 31, 2017 filed with the SEC on February 9, 2018 and (ii) 14,285,714 Common Shares to be issued to Roivant after the written stockholder consent takes effect as described in Item 4, subject to no material contingencies outside of Roivant's control.

CUSIP No. G0750W104	Page 4 of 9 Pages

1.	Name of reporting person Dan Oren
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds OO – other
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or place of organization Israel

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 0
	9.	Sole dispositive power 0
	10.	Shared dispositive power 89,285,714 Common Shares (see Item 5)

11.	Aggregate amount beneficially owned by each reporting person 89,285,714 Common Shares (see Item 5)
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 73.1% (see Item 5)*
14.	Type of reporting person IN

* The calculation assumes that there are a total of 122,073,788 Common Shares outstanding, equal to (i) 107,788,074 Common Shares outstanding as of February 8, 2018, as reported by the Issuer in its quarterly report on Form 10-Q for the quarterly period ended December 31, 2017 filed with the SEC on February 9, 2018 and (ii) 14,285,714 Common Shares to be issued to Roivant after the written stockholder consent takes effect as described in Item 4, subject to no material contingencies outside of Roivant's control.

CUSIP No. G0750W104	Page 5 of 9 Pages

EXPLANATORY NOTE

This Amendment No. 1 (the “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Persons on July 8, 2016 (the “Original Schedule 13D”). Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Original Schedule 13D. Capitalized terms used but not otherwise defined in this Amendment shall have the same meanings ascribed to them in the Original Schedule 13D.

ITEM 1. SECURITY AND ISSUER

Item 1 of the Original Schedule 13D is hereby amended and restated as follows:

This Schedule 13D relates to the common shares, $0.00001 par value (the “Common Shares”), of Axovant Sciences Ltd. (the “Issuer”). The principal executive offices of the Issuer are located at Suite 1, 3rd Floor, 11-12 St. James’s Square, London, S W 1 Y 4LB, United Kingdom, +44 (117) 918-1293.

ITEM 2.	IDENTITY AND BACKGROUND

(a) – (b)

Pursuant to Rule 13d-1 promulgated by the SEC under Section 13 of the Act, this statement is being filed by:

(i) Dexxon Holdings Ltd. (“Dexxon”);

(ii) Dexcel Pharma Technologies Ltd (“DPT”); and

(ii) Dan Oren.

The Common Shares that may be deemed to be beneficially owned by each Reporting Person are set forth on Line 11 of such Reporting Person’s cover sheet. The Common Shares are owned directly by Roivant Sciences Ltd. (“Roivant”). The Reporting Persons may be deemed to have shared dispositive power, and therefore, beneficial ownership, over the 89,285,714 Common Shares owned directly by Roivant due to the Override Right. Each of Dexxon and DPT is a shareholder of Roivant and, collectively, are holders of the Override Right. Voting and dispositive decisions of Dexxon are made by its sole director, Dan Oren. Voting and dispositive decisions of DPT are made by its President and Chief Executive Officer, Dan Oren. Dan Oren is ultimately the sole shareholder of each of Dexxon and DPT. Accordingly, Dan Oren may be deemed to have investment control over the Common Shares held by Roivant.

Dexxon, DPT and Dan Oren are each referred to individually as a “Reporting Person” and collectively as the “Reporting Persons.”

 The principal business address of each Reporting Person is 1 Dexcel Street, Or Akiva, 3060000, Israel.

(c)

Dexxon is principally engaged in the business of investing in pharmaceutical companies. DPT is a manufacturer and distributor of pharmaceutical products.

Dan Oren is the sole director and ultimately the sole shareholder of Dexxon. Dexxon has no executive officers.

Dan Oren is the President and Chief Executive Officer and ultimately the sole shareholder of DPT. The name, citizenship, present principal occupation or employment and business address of each director and executive officer of DPT is set forth in Schedule A attached hereto. On June 6, 2018, one of DPT’s directors and DPT’s Vice President - Business Development, Ilan Oren, was appointed as a member of the board of directors of the Issuer.

(d) – (e)	During the five years preceding the date of this filing, neither of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of Dexxon and DPT are incorporated under the laws of Israel. Dan Oren is an Israeli citizen.

CUSIP No. G0750W104	Page 6 of 9 Pages

ITEM 4.	PURPOSE OF TRANSACTION.

Item 4 of the Original Schedule 13D is hereby amended and supplemented by the following information:

On June 5, 2018, Roivant entered into a share purchase agreement (the “Share Purchase Agreement”), pursuant to which the Issuer agreed to issue and sell to Roivant 14,285,714 Common Shares at a purchase price of $1.75 per share in a private placement (the “Private Placement”), equal to the per share closing price of the Common Shares on the Nasdaq Global Select Market on June 5, 2018. Roivant remains the direct owner of its 89,285,714 Common Shares, including the 75,000,000 Common Shares Roivant beneficially owned before the Issuer’s initial public offering. The Private Placement is expected to close in July 2018, subject to satisfaction or waiver of customary closing conditions. As a condition to the closing of the Share Purchase Agreement, the Issuer is required to obtain written consents of its stockholders sufficient to approve the issuance of the Common Shares to Roivant under Rule 5635(a) of The Nasdaq Stock Market LLC. Because Roivant, as a controlling shareholder, is providing such consent, Roivant is deemed to beneficially own the 14,285,714 Common Shares to be issued and sold in the Private Placement as of the date of the Share Purchase Agreement, when there were no material contingencies to beneficial ownership outside of its control. The consent will not formally take effect until 20 calendar days after the Issuer gives or sends to stockholders its definitive information statement on Schedule 14C.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Original Schedule 13D is hereby amended and supplemented by the following information:

(a) – (b)

The Common Shares are directly beneficially owned by Roivant. The Reporting Persons may be deemed to have shared dispositive power, and therefore, beneficial ownership, over the 89,285,714 Common Shares owned directly by Roivant. Roivant’s bye-laws provide Dexxon and DPT, voting unanimously with three other major shareholders of Roivant, with the right to override certain decisions of Roivant’s board of directors, including with respect to dispositions of the Common Shares (the “Override Right”). Each of Dexxon and DPT is a shareholder of Roivant and, collectively, are holders of the Override Right. Voting and dispositive decisions of Dexxon are made by its sole director, Dan Oren. Voting and dispositive decisions of DPT are made by its President and Chief Executive Officer, Dan Oren. Dan Oren is ultimately the sole shareholder of each of Dexxon and DPT. Accordingly, Dan Oren may be deemed to have investment and voting control over the Common Shares held by Roivant.

The percentage of outstanding Common Shares that may be deemed to be beneficially owned by each Reporting Person is set forth on line 13 of the cover sheet of this Schedule 13D. Such percentage was calculated based on an aggregate of 122,073,788 Common Shares issued and outstanding, equal to (i) 107,788,074 Common Shares outstanding as of February 8, 2018, as reported in the Issuer’s quarterly report on Form 10-Q for the quarterly period ended December 31, 2017 filed with the SEC on February 9, 2018, and (ii) 14,285,714 Common Shares to be issued to Roivant after the written stockholder consent takes effect as described in Item 4, subject to no material contingencies outside of Roivant’s control.

Except as disclosed in this Amendment, each Reporting Person does not have the right to acquire any Common Shares, and does not presently have the power to vote or to direct the vote or to dispose or direct the disposition of any of the Common Shares that the Reporting Person may be deemed to beneficially own.

Each of the Reporting Persons disclaims beneficial ownership in all of the Common Shares reported herein, except to the extent of the Reporting Person’s respective pecuniary interest therein. The filing of this Amendment shall not be construed as an admission that the Reporting Persons are, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owners of the Common Shares.

CUSIP No. G0750W104	Page 7 of 9 Pages

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Original Schedule 13D is hereby amended restated as follows:

The information set forth or incorporated in Item 4 and Item 5 is hereby incorporated herein by reference.

Joint Filing Agreement

The Reporting Persons are parties to an agreement with respect to the joint filing of this Amendment and any further amendments thereto (the “Joint Filing Agreement”). A copy of the Joint Filing Agreement is attached as Exhibit I to this Amendment and is incorporated by reference herein.

Other than as described herein, the Reporting Persons have no contracts, arrangements, understandings or relationship with any persons with respect to the securities of the Issuer.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Item 7 of the Original Schedule 13D is hereby amended and supplemented by the following information:

Exhibit
1.	Joint Filing Agreement dated as of June 7, 2018

CUSIP No. G0750W104	Page 8 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 7, 2018

/s/ Dan Oren
Dan Oren

DEXXON HOLDINGS LTD.

By:	/s/ Dan Oren
Name: Dan Oren
Title: Director

DEXCEL PHARMA TECHNOLOGIES LTD.

By:	/s/ Dan Oren
Name: Dan Oren
Title: President and Chief Executive Officer

CUSIP No. G0750W104	Page 9 of 9 Pages

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF CERTAIN REPORTING PERSONS

The following sets forth the name, citizenship, principal occupation and business address of each executive officer and director of DPT.

Name	Citizenship	Principal Occupation	Business Address
Dan Oren	Israeli	President and Chief Executive Officer, Director	1 Dexcel Street, Or Akiva, 30600000, Israel
Uri Oren	Israeli	Director	1 Dexcel Street, Or Akiva, 30600000, Israel
Ilan Oren	Israeli	Vice President - Business Development and Director	1 Dexcel Street, Or Akiva, 30600000, Israel
Yitzchak Harush	Israeli	Director	1 Dexcel Street, Or Akiva, 30600000, Israel